UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Private Placement of Securities

On September 25, 2024, POET Technologies Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with MMCAP International Inc. SPC (the “Purchaser”), pursuant to which the Company agreed to sell and issue to the Purchaser, in a private placement (the “Offering”), securities consisting of an aggregate of (i) 4,000,000 common shares, without par value (the “Common Shares”), and (ii) a warrant exercisable for an aggregate of up to 2,000,000 Common Shares at an exercise price of $5.00 per Common Share. The Common Shares and the accompanying Warrant can only be purchased together in this Offering but will be issued separately. The price for each Common Share and accompanying Warrant in respect of one-half Common Share was $3.75. No placement agent is involved in this Offering.

The gross proceeds to the Company from the Offering before fees and expenses are expected to be $15,000,000. The Offering closed on September 25, 2024.

The Offering was made pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada, as such instrument is in effect as of the date of the Purchase Agreement, and Regulation S (“Regulation S”) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, and this subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this this Current Report on Form 6-K and is incorporated by reference herein.

Terms of the Warrant

The Warrant is exercisable for an aggregate of up to 2,000,000 Common Shares at an exercise price of $5.00 per Common Share. The Warrant will expire five years from the date of issuance (the “Termination Date”). Subject to the terms of the Warrant, the Warrant is exercisable, in whole or in part, at any time or times after the issuance date of September 25, 2024 and on or before the Termination Date; provided, however, that the Warrant may only be exercised by the holder of the Warrant if, at the time of such exercise, the holder is not a U.S. person as defined in Rule 902(k) of Regulation S, the holder (or the holder’s authorized signatory) is outside the United States, and the applicable notice of exercise is executed outside the United States. If at the time of exercise of the Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of such shares to, or the resale of such shares by, the holder of the Warrant, and the Company is not a “foreign issuer” as defined in Rule 902 of Regulation S, then the Warrant may also be exercisable on a “cashless exercise” basis under which the holder will receive upon such exercise a net number of Common Shares determined according to a formula set forth in the Warrant. The Company is prohibited from effecting an exercise of the Warrant to the extent that such exercise would result in the number of shares of Common Stock beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the exercise.

The form of the Warrant is filed as Exhibit 4.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Warrant is subject to, and qualified in its entirety by, the form of such document, which is incorporated herein by reference.

Incorporation by Reference

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 4.1 and 10.1 filed herewith are hereby incorporated by reference to the Company’s registration statement on Form F-10 (File No. 333-280553) previously filed with and declared effective by the Securities and Exchange Commission and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Furnishing of the Press Release

On September 25, 2024, the Company issued a press release announcing the closing of the Offering, which press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit No.	Description

4.1	Form of Common Share Purchase Warrant

10.1	Securities Purchase Agreement, dated September 25, 2024, by and between the Company and the Purchaser

99.1	Press Release dated September 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2024

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Executive Vice President and Chief Financial Officer